Reed’s, Inc.

501 Merritt 7 PH

Norwalk, Connecticut 06851

November 20, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker

Re:	Reed’s, Inc.

Registration Statement on Form S-1 (File No. 333-291443)

Ladies and Gentlemen:

Reed’s, Inc. (the “Company”) hereby withdraws its request, dated November 19, 2025, that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:30 p.m. Eastern time, on November 20, 2025, or as soon thereafter as possible.

Please contact Yvan-Claude Pierre of Cooley LLP at (212) 479-6721 or, in his absence, Courtney Tygesson of Cooley LLP at (312) 881-6680, counsel to the Company, if there are any questions regarding this matter.

[Signature Page Follows]

Very truly yours,

Reed’s, Inc.

/s/ Douglas W. McCurdy
By:	Douglas W. McCurdy
Title:	Chief Financial Officer

cc:	Cyril A. Wallace, Jr., Chief Executive Officer, Reed’s, Inc.

Douglas W. McCurdy, Chief Financial Officer, Reed’s, Inc.

Yvan-Claude Pierre, Cooley LLP

Courtney Tygesson, Cooley LLP

Faith L. Charles, Thompson Hine LLP